MEMORANDUM

To:	Securities and Exchange Commission
From:	American Railcar Industries, Inc. (“ARI,” “we,” “us" or the “Company”)
Date:	January 11, 2006
RE:	Responses to the comment letter of the Securities and Exchange Commission staff dated January 9, 2006, with respect to the Registration Statement on Form S-1 regarding American Railcar Industries, Inc. filed on January 4, 2006, file no. 333-130284.

     The following are our responses to the January 9, 2006 letter of the Securities and Exchange Commission’s staff. For convenience, these responses are immediately preceded by the comments included in the letter of the Securities and Exchange Commission’s staff. Capitalized terms used herein and not otherwise defined have the meaning set forth in the Registration Statement.
Dilution, page 45
1. SEC COMMENT:             Reference is made to the paragraph beginning with the sentence “An increase (or decrease) from the assumed initial public offering price from the assumed initial public offering price of $17.00 per share by $1.00 would increase (or decrease)...” on page 46 in which you indicate that the average price per share paid by all shareholders would increase (or decrease) by $.93. We are unable to determine how you calculated the impact on the average price per share paid by all shareholders in the event of a $1 per share change in the public offering price. In this regard, please tell us how you have calculated this amount and provide us with your supporting calculation(s).

COMPANY RESPONSE:	The paragraph referenced by the staff’s comment included an error. We have revised our disclosure on page 46 in response to the staff’s comment.
Condensed Consolidated Balance Sheets, page F-33
2. SEC COMMENT:             Please revise the pro forma balance sheet presented as of September 30, 2005 to also give effect to the accumulated and unpaid dividends on the new preferred stock of $9.3 million that will also be paid from the offering proceeds.

COMPANY RESPONSE:	Dividends on the new preferred stock are accrued monthly and unpaid dividends are recorded in accrued liabilities. We revised our disclosure on page F-51 in response to the staff’s comment.
3. SEC COMMENT:             Also, since the redemption of the new preferred stock and related dividends is to be paid out of the proceeds of the offering, rather than from the current year’s earnings, please revise to disclose pro forma earnings per share for the latest fiscal year and subsequent interim period presented giving effect to the number of shares whose proceeds would be required to fund the redemption. Refer to the guidance outlined in SAB Topic 1:B:3. Your Summary Consolidated Financial Data on page 11 and your Selected Financial Data on page 48 should also be revised to include disclosure of your pro forma earnings per share for the latest fiscal year and subsequent interim period presented.

COMPANY RESPONSE:	In response to the staff’s comment, we added pro forma earnings per share information to our consolidated statements of operations for the year ended December 31, 2004 on page F-5 and for the nine moths ended September 30, 2005 on page F-35, and added related notes to the corresponding financial statements to disclose the calculations of pro forma earnings per share on pages F-33 and F-54. We also revised our disclosure to our Summary Consolidated Financial Data on pages 11 to 13 and to our Selected Consolidated Financial Data on pages 48 and 49 to include disclosure of our pro forma earnings per share in response to the staff’s comment.
Other
4. SEC COMMENT:             In the event of a delay in the effectiveness of your registration statement, please update the financial statements and related disclosures included in your Form S-1 registration statement as required by Rule 3-12 of Regulation S-X.

COMPANY RESPONSE:	We acknowledge the staff’s comment.
5. SEC COMMENT:             Please include currently dated consents from your independent accountants in any future amendments to the Form S-1 registration statement.

COMPANY RESPONSE:	We have included currently dated consents from our independent accountants in Amendment No. 2 to the registration statement we are filing with this response memorandum and will continue to include such consents in any future amendments to the Form S-1 registration statement.
[Signature Page Follows]

Very truly yours,

American Railcar Industries, Inc.

/s/ William P. Benac
William P. Benac
Senior Vice President and Chief Financial Officer
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